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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

HANSON PLC
(Name of Issuer)

Ordinary Shares with par value of £0.10 each
(Title of Class of Securities)

GB0033516088
(CUSIP number)

___________________________
American Depositary Shares
(each representing 5 Ordinary Shares)
(Title of Class of Securities)

US4113491033
(CUSIP number)

___________________________
Dr. Ingo Schaffernak
HeidelbergCement AG
Berliner Strasse 6
69120 Heidelberg
Germany
011-49-6221-481-366
(Name, address and telephone number of person authorized to receive notices and communications)

Copy to:

     David Mercado, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

________________________
June 25, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

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1.	Names of Reporting Persons. Dr. Adolf Merckle
I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)

2.	Check the Appropriate Box If a Member of a Group (See Instructions):
(a) [ ]
(b) [x]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Germany

Number of	7.	Sole Voting Power
Shares Beneficially		–
Owned By
Each Reporting	8.	Shared Voting Power
Person With		213,814,700 (See Item 5)

	9.	Sole Dispositive Power
–

	10.	Shared Dispositive Power
213,814,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
213,814,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 29.96%

14.	Type of Reporting Person (See Instructions) IN

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1.	Names of Reporting Persons. Ms. Ruth Merckle
I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)

2.	Check the Appropriate Box If a Member of a Group (See Instructions):
(a) [ ]
(b) [x]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Germany

Number of	7.	Sole Voting Power
Shares Beneficially		–
Owned By
Each Reporting	8.	Shared Voting Power
Person With		213,814,700 (See Item 5)

	9.	Sole Dispositive Power
–

	10.	Shared Dispositive Power
213,814,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
213,814,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 29.96%

14.	Type of Reporting Person (See Instructions) IN

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1.	Names of Reporting Persons. Mr. Ludwig Merckle
I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)

2.	Check the Appropriate Box If a Member of a Group (See Instructions):
(a) [ ]
(b) [x]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Germany

Number of	7.	Sole Voting Power
Shares Beneficially		–
Owned By
Each Reporting	8.	Shared Voting Power
Person With		213,814,700 (See Item 5)

	9.	Sole Dispositive Power
–

	10.	Shared Dispositive Power
213,814,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
213,814,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 29.96%

14.	Type of Reporting Person (See Instructions) IN

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1.	Names of Reporting Persons. Mr. Tobias Merckle
I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)

2.	Check the Appropriate Box If a Member of a Group (See Instructions):
(a) [ ]
(b) [x]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Germany

Number of	7.	Sole Voting Power
Shares Beneficially		–
Owned By
Each Reporting	8.	Shared Voting Power
Person With		213,814,700 (See Item 5)

	9.	Sole Dispositive Power
–

	10.	Shared Dispositive Power
213,814,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
213,814,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 29.96%

14.	Type of Reporting Person (See Instructions) IN

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1.	Names of Reporting Persons. Dr. Philipp Merckle
I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)

2.	Check the Appropriate Box If a Member of a Group (See Instructions):
(a) [ ]
(b) [x]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Germany

Number of	7.	Sole Voting Power
Shares Beneficially		–
Owned By
Each Reporting	8.	Shared Voting Power
Person With		213,814,700 (See Item 5)

	9.	Sole Dispositive Power
–

	10.	Shared Dispositive Power
213,814,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
213,814,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 29.96%

14.	Type of Reporting Person (See Instructions) IN

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1.	Names of Reporting Persons. Ms. Jutta Breu (nee Jutta Merckle)
I.R.S. Identification Nos. of above persons (entities only). Not applicable (natural person)

2.	Check the Appropriate Box If a Member of a Group (See Instructions):
(a) [ ]
(b) [x]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Germany

Number of	7.	Sole Voting Power
Shares Beneficially		–
Owned By
Each Reporting	8.	Shared Voting Power
Person With		213,814,700 (See Item 5)

	9.	Sole Dispositive Power
–

	10.	Shared Dispositive Power
213,814,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
213,814,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 29.96%

14.	Type of Reporting Person (See Instructions) IN

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1.	Names of Reporting Persons. Spohn Cement GmbH
I.R.S. Identification Nos. of above persons (entities only). Not applicable (foreign entity)

2.	Check the Appropriate Box If a Member of a Group (See Instructions):
(a) [ ]
(b) [x]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Germany

Number of	7.	Sole Voting Power
Shares Beneficially		–
Owned By
Each Reporting	8.	Shared Voting Power
Person With		198,114,700 (See Item 5)

	9.	Sole Dispositive Power
–

	10.	Shared Dispositive Power
198,114,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
198,114,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 27.76%

14.	Type of Reporting Person (See Instructions) HC

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1.	Names of Reporting Persons. HeidelbergCement AG
I.R.S. Identification Nos. of above persons (entities only). Not applicable (foreign entity)

2.	Check the Appropriate Box If a Member of a Group (See Instructions):
(a) [ ]
(b) [x]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Germany

Number of	7.	Sole Voting Power
Shares Beneficially		–
Owned By
Each Reporting	8.	Shared Voting Power
Person With		198,114,700 (See Item 5)

	9.	Sole Dispositive Power
–

	10.	Shared Dispositive Power
198,114,700 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
198,114,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 27.76%

14.	Type of Reporting Person (See Instructions) CO

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1.	Names of Reporting Persons. Lehigh UK Limited
I.R.S. Identification Nos. of above persons (entities only). Not applicable (foreign entity)

2.	Check the Appropriate Box If a Member of a Group (See Instructions):
(a) [ ]
(b) [x]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United Kingdom

Number of	7.	Sole Voting Power
Shares Beneficially		–
Owned By
Each Reporting	8.	Shared Voting Power
Person With		700,926 (See Item 5)

	9.	Sole Dispositive Power
–

	10.	Shared Dispositive Power
700,926 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
700,926

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) CO

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This Amendment No. 1 amends and supplements the statements on Schedule 13D dated May 30, 2007 filed jointly by (i) Dr. Adolf Merckle, a citizen of the Federal Republic of Germany, (ii) Ms. Ruth Merckle, a citizen of the Federal Republic of Germany, (iii) Mr. Ludwig Merckle, a citizen of the Federal Republic of Germany, (iv) Mr. Tobias Merckle, a citizen of the Federal Republic of Germany, (v) Dr. Philipp Merckle, a citizen of the Federal Republic of Germany, (vi) Ms. Jutta Merckle, a citizen of the Federal Republic of Germany, (vii) Spohn Cement GmbH, a corporation incorporated under the laws of the Federal Republic of Germany (“Spohn”), (viii) HeidelbergCement AG, a corporation incorporated under the laws of the Federal Republic of Germany (“HeidelbergCement”) and (ix) Lehigh UK Limited, a company incorporated under the laws of England and Wales (“Lehigh UK”), (collectively, the “Reporting Persons”).

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the ordinary shares, par value £0.10 per share (the “Shares”), including those represented by American Depositary Shares (each of which represents five Shares) (the “ADSs”) of Hanson Plc, a corporation incorporated under the laws of England and Wales (“Hanson”). The ADSs are listed on the New York Stock Exchange (the “NYSE”). The address of Hanson’s principal executive offices is 1, Grosvenor Place, London SW1X 7JH, England.

ITEM 4. PURPOSE OF TRANSACTION

     (a), (b), (e), (f), (g), (h), (i) On June 25, 2007, the Scheme Circular (filed as an exhibit hereto) for the recommended acquisition of Hanson by Lehigh UK (the “Scheme Circular”) to be effected by means of a Scheme was publicly released. The Scheme Circular sets forth, among other things, (i) a summary of the terms of the proposals relating to the Scheme, (ii) the recommendations of the boards of HeidelbergCement and Hanson, (iii) conditions to the implementation of the Scheme and the proposals, (iv) financial information of the Hanson group, (v) certain U.S. federal income tax considerations, (vi) notice of the Court Meeting and (vii) notice of the Extraordinary General Meeting.

     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Scheme Circular which is filed as an exhibit hereto and is incorporated herein by reference.

     Other than as described above, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The responses to Item 4 hereof, and the agreements and other documents attached as exhibits hereto, are incorporated herein by reference.

     Except for the arrangements described in the responses to Item 4 hereof, and the agreements and other documents attached as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement and between such persons and any other person with respect to any securities of Hanson, including but not limited to transfer or voting

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of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit	Description

14	Scheme Circular for the Recommended Acquisition of Hanson Plc by Lehigh UK
Limited.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPOHN CEMENT GMBH,

Dated: July 6, 2007	By:	/s/ WERNER HARDER

Name: Werner Harder
Title: Managing Director

HEIDELBERGCEMENT AG,

Dated: July 6, 2007	By:	/s/ DR. BERND SCHEIFELE

Name: Dr. Bernd Scheifele
Title: Chairman of the Managing
Board/CEO

	By:	/s/ DR. LORENZ NAEGER

Name: Dr. Lorenz Naeger
Title: Member of the Managing
Board/CFO

LEHIGH UK LIMITED,

Dated: July 6, 2007	By:	/s/ DR. BERND SCHEIFELE

Name: Dr. Bernd Scheifele
Title: Member of the Board of
Directors

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Dated: July 6, 2007	By:	/s/ ADOLF MERCKLE

Name: Adolf Merckle

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Dated: July 6, 2007	By:	/s/ RUTH MERCKLE

Name: Ruth Merckle

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Dated: July 6, 2007	By:	/s/ TOBIAS MERCKLE

Name: Tobias Merckle

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Dated: July 6, 2007	By:	/s/ DR. PHILIPP MERCKLE

Name: Dr. Philipp Merckle

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Dated: July 6, 2007	By:	/s/ JUTTA MERCKLE

Name: Jutta Merckle

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Dated: July 6, 2007	By:	/s/ LUDWIG MERCKLE

Name: Ludwig Merckle

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EXHIBIT INDEX

Exhibit	Description

1	Joint Filing Agreement Pursuant to Rule 13d-1.*
2	Rule 2.5 Announcement.*
3	Scheme Co-operation Agreement among Lehigh UK Limited, Hanson Plc and
HeidelbergCement AG dated May 15, 2007.*
4	GBP 8,750,000,000 and EUR 3,400,000,000 Facilities Agreement for
HeidelbergCement AG, arranged by Deutsche Bank AG and the Royal Bank of
Scotland Plc, dated May 14, 2007.*
5	Irrevocable Undertaking dated May 14, 2007, by M.W. Welton.*
6	Irrevocable Undertaking dated May 14, 2007, by A.J. Murray.*
7	Irrevocable Undertaking dated May 14, 2007, by W.F. Blount.*
8	Irrevocable Undertaking dated May 14, 2007, by C.J. Brady.*
9	Irrevocable Undertaking dated May 14, 2007, by G. Dransfield.*
10	Irrevocable Undertaking dated May 14, 2007, by W.S.H. Laidlaw.*
11	Irrevocable Undertaking dated May 14, 2007, by J.W. Leng.*
12	Irrevocable Undertaking dated May 14, 2007, by The Baroness Noakes.*
13	Irrevocable Undertaking dated May 14, 2007, by P.S. Binning.*
14	Scheme Circular for the Recommended Acquisition of Hanson Plc by Lehigh UK
Limited.
*Previously filed on Schedule 13D on May 30, 2007.